Exhibit 99.1
CLASS A COMMON STOCK PURCHASE AGREEMENT
     This Class A Common Stock Purchase Agreement (the “Agreement”) is entered into as of October 30, 2008 by and among INTEL CAPITAL CORPORATION, a Delaware corporation (“Intel”), and CISCO SYSTEMS INTERNATIONAL B.V., a Private Company with Limited Liability formed under the laws of the Netherlands (“CISCO B.V.”).
     In consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:
1. AGREEMENT TO PURCHASE AND SELL STOCK.
          1.1. Agreement to Purchase and Sell. Subject to the terms and conditions hereof, on the date hereof, Intel shall sell to CISCO B.V., and CISCO B.V. shall purchase from Intel, 500,000 shares (the “Shares”) of Class A Common Stock (“Class A Common Stock”), par value $0.01 per share, of VMware, Inc., a Delaware corporation (“VMware”), at a price of $26.5188 per share for an aggregate purchase price of $13,259,400. The purchase price for the Shares shall be paid by wire transfer of immediately available funds to a designated account of Intel.
2. CLOSING; DELIVERY.
          2.1. The Closing. The purchase and sale of the Shares hereunder shall take place remotely simultaneously with the execution of this Agreement (the “Closing”).
          2.2. Delivery. At the Closing, Intel will deliver to CISCO B.V. a letter of direction to UBS Investment Bank (“UBS”), the nominee holder of the Shares, irrevocably directing UBS to transfer the Shares to a securities account for the benefit of CISCO B.V., as designated by CISCO B.V., in either case against payment of the full purchase price for the Shares by wire transfer.
3. REPRESENTATIONS AND WARRANTIES OF INTEL. Intel hereby represents and warrants to CISCO B.V., as of the Closing, as follows:
          3.1. Organization, Corporate Power. Intel is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.
          3.2. Authorization. All corporate action on the part of Intel necessary for the authorization, execution and delivery of, and the performance of all obligations of Intel under, this Agreement, and necessary for the consummation of the transaction contemplated hereby has been taken. The execution, delivery and performance by Intel of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or constitute or result in, with or without the passage of time or the giving of notice or both, either a violation, breach or default by Intel of (i) any order of any government authority binding upon Intel or (ii) the certificate of incorporation or bylaws of Intel. This Agreement constitutes (assuming due authorization, execution and delivery by CISCO B.V.) a valid and binding obligation of Intel enforceable against Intel in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
          3.3. Share Ownership; Good Title Conveyed. Intel is the beneficial owner of the Shares. The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by Intel to CISCO B.V. at the Closing will be valid and binding obligations of Intel, enforceable in accordance with their respective terms, and will effectively vest in CISCO B.V. beneficial ownership of all the Shares.

4. REPRESENTATIONS AND WARRANTIES OF CISCO B.V.. CISCO B.V. represents and warrants to Intel, as of the Closing, as follows:
          4.1 Organization, Corporate Power. CISCO B.V. is duly organized, validly existing and in good standing under the laws of the Netherlands and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.
          4.2. Authorization. All corporate action on the part of CISCO B.V. necessary for the authorization, execution and delivery of, and the performance of all obligations of CISCO B.V. under, this Agreement, and necessary for the consummation of the transaction contemplated hereby has been taken. The execution, delivery and performance by CISCO B.V. of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or constitute or result in, with or without the passage of time or the giving of notice or both, either a violation, breach or default by CISCO B.V. of (i) any order of any government authority binding upon CISCO B.V. or (ii) the certificate of incorporation or bylaws of CISCO B.V. This Agreement constitutes (assuming due authorization, execution and delivery by Intel) a valid and binding obligation of CISCO B.V. enforceable against CISCO B.V. in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
          4.3. Securities Act. (i) The Shares are being acquired for CISCO B.V.’s own account and not with a view to any offering or distribution within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws, (ii) CISCO B.V. has no present intention of selling or otherwise disposing of the Shares or any portion thereof in violation of such laws, (iii) CISCO B.V. has sufficient knowledge and expertise in financial and business matters so as to be capable of evaluating the merits and risks of the Shares, (iv) CISCO B.V. understands that (a) the Shares have not been registered under the Securities Act, (b) the Shares may not be sold or transferred in the absence of such registration or an exemption from such registration and (c) the Shares involves a high degree of risk and CISCO B.V. is capable of bearing the economic risks of the Shares, and (v) all material documents, records and books pertaining to the Shares have, on request, been made available to it. CISCO B.V. is the holder of approximately 6,000,000 shares of VMware’s Class A Common Stock, and has nominated an individual who has been elected as a member of the Board of Directors of VMware. Accordingly, CISCO B.V. has access to all information relating to VMware that CISCO B.V. believes is relevant to CISCO B.V.’s decision to purchase the Shares.
5. MISCELLANEOUS.
          5.1. Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of laws.
          5.2 Finder’s Fees. Each party represents and warrants to the other party hereto that it has retained no finder or broker in connection with the transactions contemplated by this Agreement.
          5.3 Legal Fees. Each party hereto shall pay its own legal expenses in connection with the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.

INTEL CAPITAL CORPORATION	CISCO SYSTEMS INTERNATIONAL B.V.

2200 Mission College Boulevard	Haarlerbergweg 13-19, 1101 CH

Santa Clara, California 95052	Amsterdam, The Netherlands

/s/ Arvind Sodhani	/s/ Ulrika Carlsson
Signature	Signature

Arvind Sodhani	Ulrika Carlsson
Printed Name	Printed Name

President, Intel Capital Corporation
EVP, Intel Corporation	Managing Director
Title	Title